

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

<u>Via E-mail</u>
Nat Krishnamurti
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

   Re: **Applied Minerals, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 19, 2012
      File No. 000-31380

Dear Mr. Krishnamurti:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/Tia L. Jenkins

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Mining